SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

	LAKSHMI ENTERPRISES, INC.
	(Exact Name of Registrant as Specified in its Charter)


	Delaware								   95-4738432
(State or Other Jurisdiction of							(I.R.S. Employer
Incorporation or Organization)						Identification No.)


4275 Executive Square Suite 1100, La Jolla, CA  92037
(Address of Principal Executive Offices) (Zip Code)


Registrant's Telephone Number, Including Area Code:	(858) 558-8450


Securities to be Registered Pursuant to Section 12(b) of the Act:

	None

Securities to be Registered Pursuant to Section 12(g) of the Act:

	Common Stock, $.001 par value
	(Title of Class)



LAKSHMI ENTERPRISES, INC.

FORM 10-SB

TABLE OF CONTENTS

PART I

ITEM No.	Page

Item  1.	Description of Business	1
Item  2.	Management's Discussion and Analysis or Plans of Operation	2
Item  3.	Description of Property	3
Item  4.	Security Ownership of Certain Beneficial Owners and Management	3

Item  5.	Directors, Executive Officers, Promoters and Control Persons	4
Item  6.	Executive Compensation	7
Item  7.	Certain Relationships and Related Transactions	8

Item  8.	Description of Securities	8
	PART II
Item  1.	Market Price of and Dividends on the Registrants Common Equity and
other Shareholder Matters	9

Item  2.	Legal Proceedings	10
Item  3.	Changes in and Disagreements with Accountants	10

Item  4.	Recent Sales of Unregistered Securities	10
Item  5.	Indemnification of Directors and Officers	11

	PART F/S

FINANCIAL STATEMENTS	F/S

	PART III

ITEM 1.	INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS	13
SIGNATURE PAGE	1


PART I


ITEM 1.	DESCRIPTION OF BUSINESS

Lakshmi Enterprises, Inc. ("Lakshmi" or the "Company") was incorporated on May 9, 1997 under the laws of the State of Delaware. The Company's principal business is in the information technology industry.
Lakshmi's objective is to become a leading provider of Internet and electronic commerce professional services and solutions to medium-sized and large businesses. Upon completion of its initial consolidation, the Company will have, through its existing subsidiaries, a comprehensive range of solutions and services, including electronic commerce solutions that improve communication and commerce between businesses and consumers as well as among businesses and their trading partners. The Company plans to focus its efforts on maximizing the opportunities presented by the Internet and electronic commerce to enhance all aspects of its clients' operations, from the front end of their business, creative Website design, to the back end, back-office integration of existing systems and electronic commerce outsourcing creating an end-to-end solution. Professional services offered by the Company will include strategic consulting, interactive media services, Internet-based application development, electronic commerce systems integration and electronic commerce outsourcing ("e-solutions").

The Company's goal is to bring the Internet to Main Street. Critical to its strategy is the belief of Lakshmi's founders that the untapped potential of e-services businesses is in addressing the needs of basic individuals and basic businesses in America's heartland, away from the coasts. Although the Company plans to have established bases in Silicon Alley and Silicon Valley (thus providing access to cutting edge new technologies and key human resource talent), it believes that the real potential lies in cities such as Cleveland, Detroit, and St. Louis. As described in further detail below, much of the marketing and new business development in the e-solutions industry segment is localized often through word of mouth.
The Company believes that smaller companies that are located in these geographic regions are better positioned to capture and maintain the e-solutions business of these Lakshmis.

Industry Overview

The rapid growth in the use of the Internet and electronic commerce has revolutionized the way businesses operate and interact with their customers and trading partners. The Internet and electronic commerce have created new channels of communication and distribution that raise the level and increase the speed of interaction between a business and its trading partners and customers. The demand for Internet and electronic commerce services is increasing as more and more companies develop on-line businesses and employ Internet and electronic commerce solutions.

The Internet enables businesses to establish an on-line presence through which they can offer new and complementary products and services to new and existing markets. As a result, businesses have been able to create new sources of revenue, improve customer care and retention and streamline their internal operations by processing orders and payments on-line.

To date, businesses have primarily focused on using Internet and electronic commerce solutions to improve business-to-consumer relationships. However, businesses are increasingly using the Internet and electronic commerce to open cost-effective, reliable, highly efficient channels of communication and commerce with their suppliers and distributors. Internet and electronic commerce solutions can improve the way businesses interact with their trading partners by linking businesses' back-office systems through electronic data interchange, or EDI, and the Internet to trading partners and suppliers.

Businesses are increasingly discovering that implementing Internet and electronic commerce solutions is necessary to remain competitive and are demanding end-to-end Internet and electronic commerce solutions that can improve every aspect of their operations. As a result, technology industry research firms predict that the market for Internet and electronic commerce services worldwide will grow significantly over the next few years. International Data Corp. estimates that this market will increase from $4.6 billion in 1997 to $43.7 billion by 2002, which represents a compound annual growth rate of 57%. According to a 1998 Dataquest survey of selected Fortune 1000 companies, 83% of such companies are currently investing, or plan to invest, in Internet solutions and 48% are currently investing, or plan to invest, in electronic commerce solutions.

Most businesses rely on outside specialists to design and develop Internet and electronic commerce solutions for a number of compelling reasons.
Because Internet and electronic commerce technologies have developed so rapidly, few businesses have employees with the advanced skills necessary to effectively evaluate and implement these technologies successfully. Given the pressure to get to market quickly, waiting for in-house employees to be trained to use these technologies is not practicable. In addition, hiring trained professionals is difficult because they are in great demand. At the same time, as business challenges grow increasingly complex, so must the Internet and electronic commerce solutions required to address them. Given the significant cost to design, develop, implement, and manage Internet and electronic commerce solutions, businesses cannot afford to expend resources developing solutions themselves. Hiring a firm that provides a comprehensive range of Internet and electronic commerce professional services is often the most efficient and cost-effective solution for many companies.

The Lakshmi Solution

Lakshmi was founded to address the growing need for end-to-end Internet and electronic commerce solutions. The Company plans to offer a comprehensive range of services involving the design, development, implementation and management of Internet and electronic commerce solutions that facilitate and promote communication and commerce between businesses and consumers as well as among businesses and their trading partners. The Company believes that creating an organization focused on e-solutions (rather than merely e-commerce solutions) will enable it to better adapt to the anticipated changes that will shape Internet-related solutions. Key elements of the Lakshmi solution are:

Web Design & Development. The Company's Internet-based application development services will include the development of software applications that are capable of running on the Internet and are written in languages such as Java, C++ and Visual Basic. These services are designed to help client companies rapidly develop highly flexible and cost-effective business applications.

Graphic Branding & Corporate Identity. The creation of any and all of the visual facets of an organization related to the projection of its identity: printed and on-screen communications, technical and promotional information; publications for products, sales and finance; books, magazines and newspapers; the form and labeling of packaging; and integrated sign systems and environmental graphics. The design and development of products, merchandise, packaging and equipment for domestic, commercial and industrial use and consumption: conceptualization and model-making; definition of production details and processes; and research and management of manufacturing and marketing resources.

Interactive media solutions (including video, DVD, and sound). The Company's interactive media capabilities will enable it to measure, on a real-time basis, a client's return on investment for its on-line advertising dollars. Lakshmi's interactive subsidiary will track banner ad performance and collects real-time data on click-through, lead generation, customer acquisition and sales. Based on their analysis of this information, clients will be able to make real-time adjustments to their advertising campaigns to maximize site traffic and reduce the costs of acquiring new customers and generating sales.

Interactive Broadcasting High-end Production. Increased network bandwidth, faster computers and new real-time broadcast streaming technologies have opened the door to the creative and financial power of broadcasting on the Internet. The Company will offer reliable and quality delivery of video and audio over the Internet. It will integrate custom development, platform tools, and unique intellectual properties to enable efficient and cost-effective video and audio integration into client Internet communication programs. The Company will provide digitizing, encoding, storage, production, delivery and consulting services to power Internet video and audio applications, using a variety of encoding techniques, including:
MPEG-1, MPEG-2, MPEG-2 VBR, Beta SP (component level) Hi-8, SVHS, 3/4" Umatic, VHS, and 8mm.

Interactive Corporate Communications, marketing and training applications. The primary focus of the Company's interactive media services will be its creative Website design and development, branding, media planning and buying. These services will be designed to maximize client companies' return on their investments in on-line businesses by generating and increasing Website traffic, enhancing user experience and increasing the effectiveness of their marketing efforts. Lakshmi plans to integrate its creative Website design, development and branding services, as well as on-line media buying and planning, on-line ad serving, management, tracking and reporting and on-line promotion and campaign development, into clients' overall solutions.

Corporate Intranet-Extranet Development. Today's companies are finding it more effective to manage their workforces through knowledge sharing. Moreover, secured access extranets allow clients to key in doing develop and give feedback while projects are under development.

Interactive Systems Development and Legacy Systems Integration. Lakshmi's electronic commerce systems integration services will involve the integration of electronic commerce systems with other corporate software and computer-based applications such as websites, accounting systems and Lakshmi resource planning systems or systems which enable a company to manage every aspect of its operations, including financial systems, manufacturing and human resources. These services are designed to rapidly install and integrate Lakshmi's solutions with client companies' existing operations so that Lakshmi's solutions will become an integral part of their critical business systems. Lakshmi will install its solution, convert and initialize all necessary data, perform acceptance testing and put the system into operation.

The Company will also integrate the solution with back-office legacy systems to ensure that each client's critical applications operate seamlessly and with maximum security.

Interactive Catalogues, e-commerce solutions, vendor integration. The Company's anticipated electronic commerce services would help clients rapidly launch and implement electronic commerce solutions and then cost-effectively manage, operate, maintain and continue to develop those solutions. The Company will provide business-to-business outsourcing services such as EDI management and transaction processing. Lakshmi will provide business-to-consumer services such as commerce storefront management, transaction processing, managed Web-hosting and the ongoing management, technical operation, maintenance and development of electronic commerce systems. Additionally, the Company will provide e-commerce-outsourcing services.

Custom software development. Lakshmi will also offer its expertise to clients in interactive and web media solutions in the form of custom software applications. Lakshmi's team of digital media and business experts will provide strategic business consulting to clients in need of a custom e-business solutions defining the goals of the project in advance of development. The consulting team will have the benefit of a network Lakshmi of off the shelf digital media solutions to leverage as a starting point for custom development work. Lakshmi will analyze its client's objectives and provide recommendations on how to proceed outlining a strategy and managing each component of development including design, media production, and programming, to provide a complete solution to the client's project objectives. These capabilities will enable Lakshmi to provide clients with end-to-end Internet and electronic commerce solutions. The services will enable the Company's clients to recognize significant cost and time savings and receive integrated solutions because they can obtain all of the Internet and electronic commerce professional services they need from one company with a single point of contact or interface.

Most significantly, however, Lakshmi aims to bring the Internet to Main Street. Critical to its strategy is the belief of Lakshmi's founders that the untapped potential of e-services businesses is in addressing the needs of basic individuals and basic businesses in America's heartland, away from the coasts. Although the Company plans to have established bases in Silicon Alley and Silicon Valley (thus providing access to cutting edge new technologies and key human resource talent), it believes that the real potential lies in cities such as Cleveland, Detroit, and St. Louis. As described in further detail below, much of the marketing and new business development in the e-solutions industry segment is localized often through word of mouth. The Company believes that smaller companies that are located in these geographic regions are better positioned to capture and maintain the e-solutions business of these Lakshmis.

Execution Strategy

The Company's goal is to become recognized and sought-after provider of Internet and electronic commerce services to medium-sized and large business clients, particularly in the Midwest [and Southeast/Southwest/Plains] state. [Why these are the right companies.]

In order to achieve its goal, the Company will focus on: (1) identifying acquisition candidates which meet the Company's consolidation or operation criteria; (2) attracting and acquiring companies through implementation of the Company's operating model approach, which the Company believes will differentiate it from other similar situated entities; and (3) achieving operating efficiencies and synergies by combining administrative functions and achieving economies of scale from implementation of, among other things, a single health care program.

Identify and Pursue Strategic Consolidation Opportunities. The Company intends to capitalize upon the consolidation opportunities by acquiring companies with established sales presence's and/or local brand names. The Company believes that the geography in which it will pursue consolidation opportunities are fragmented and often characterized by privately held or family-owned businesses, whose owner/operators desire liquidity and may be unable to gain the scale necessary to access the capital markets effectively or to expand beyond a local or regional base.

In general, the Company plans to acquire smaller companies, or "spokes," in secondary markets surrounding the hubs of Cleveland, Ohio, San Francisco, California, and New York City. Where possible, the operations of the spokes will be integrated into the operations of existing hubs, thereby enabling the Company to achieve the economies of scale necessary to decrease operating cost and increase operating margin. The Company believes that another competitive advantage will be the Company's ability to deploy rapidly its significant financial resources and/or to use its publicly traded stock as consideration in selected acquisitions.

The Company intends to pursue growing markets that are fragmented with no clear market leader and that will benefit from economies of scale.
Within such industries, the Company intends to focus on the acquisition of companies having some or all of the following characteristics: (i) stable cash flows and recurring revenue streams from long-term customer relationships; (ii) long-term growth prospects for products and services offered; (iii) a strong "franchise" or presence in the communities served by the acquisition candidate; (iv) an experienced team; (v) an ability to retain, promote, and motivate teams; (vi) favorable demographic trends within the local regions serviced; and (vii) an underpenetrated market for products or services provided by the acquisition candidate. The Company believes that even if consolidation in a market has begun, there may still exist opportunities to create niche businesses within its larger, regional reach.

Additionally, the Company plans to:

Cross Sell Services. Cross-selling of services in order to provide comprehensive solutions to the consolidated entities varied client base will be the foundation of Lakshmi's initial marketing campaign. As Lakshmi integrates the diverse client bases of the companies it plans to acquire, it will take advantage of opportunities to cross-sell its services to existing clients. Part of the integration and consolidation methodology will be to train every member of the Company's sales force to cross-sell the entire range of anticipated services. In addition, Lakshmi will create uniform marketing and sales materials that will describe the wide range of services that the Company intends to offer and position Lakshmi as a leading provider of end-to-end Internet and electronic commerce solutions.

Differentiate Through Corporate Democracy. The Company believes that its implementation of corporate democracy will give the Company a competitive advantage over rival consolidators in attracting, buying and integrating acquired companies. The Company's business model entails both a decentralized management philosophy and a centralized operating approach. Each of the acquired companies will continue to manage all functions that touch the customer, including sales, marketing, and customer service. The Company will manage functions such as purchasing, accounting, human resources, and finance centrally where it can leverage its size and scale. Principles of corporate democracy that will be used by the Company include:

Control by Owner/Operator. The corporate democracy approach to consolidation is designed to allow the owners and operators who have built an acquired company to retain operational control of the business while the Company centralizes certain administrative functions to provide benefits from operating efficiencies and synergies resulting from the consolidation of the acquired company into a larger Lakshmi. This is in contrast to the traditional consolidation approach used by other consolidators in which the owner/operators and their employees are often relieved of management responsibility as a result of a complete centralization of management in the consolidated Lakshmi.

Think Consolidated, Act Local Management. The Company plans to provide strategic oversight and guidance with respect to acquisitions, financing, marketing, and operations. At the same time, managers of acquired companies will be responsible for the day-to-day operations of each of the acquired companies. As part of its Think Consolidated, Act Local management strategy, the Company intends to foster a culture of cooperation and teamwork that emphasizes dissemination of "best practices" among its local or acquired management teams. The Company believes that this decentralized management philosophy results in better customer service by allowing local management the flexibility to implement policies and make decisions based upon the needs and desires of local customers and the context of local market conditions. The decentralized sales and customer contact also facilitates the retention of historical customers of the acquired companies.

Local Business Identity, Management and Sales Organization. The corporate democracy approach to consolidation permits the Company to capitalize on the strength of the owner/operator's connection to his locality, region, or community by maintaining the original name of the acquired company in the given geographic location. This contrasts with other consolidation approaches which often eliminate the local name of the acquired company and replace it with a single or "national" business name. The Company believes that many customers purchase products and services based upon long-term commercial relationships. The Company believes that corporate democracy best preserves the business customer relationships by, in most circumstances, retaining the management, sales organizations, and brand name identity of acquired companies and minimizing operational changes that adversely affect the customer.

Use of Stock as Currency and Incentive Compensation. The Company intends to structure many of its acquisitions using the Company's stock as currency.
This use of stock as acquisition currency, coupled with the retention of experienced owner/operators and established sales organizations, creates a high percentage of employee ownership and strong incentives for good performance. The Company believes that this stock ownership plan, in conjunction with the implementation of incentive compensation programs geared to specific performance goals, will help to align the objectives of the acquired companies managers and employees with those of the Company's stockholders.

Achieve Operating Efficiencies. The Company believes that it will be able to achieve certain operating efficiencies and synergies among its acquired companies. Such operating efficiencies include:

Combining Administrative Functions. The Company will seek to institute a Company-wide management information system and to combine at the corporate level certain administrative functions, such as financial reporting and finance, insurance, employee benefits, and legal support.

Using Hub and Spoke System to Eliminate Redundant Facilities and Service. The hub and spoke strategy involves using larger, established, high-quality company in a targeted geographic area into which the facilities and operations of local, smaller acquired companies, or "spokes", are folded, allowing the elimination of redundant facilities and reducing overhead.

Implementing Strategic Marketing and Cross-Functional Selling. The Company believes that, with respect to certain vertical functions in the target and related industries that may be consolidated by the Company, it may achieve certain efficiencies through strategic marketing plans to be shared by acquired companies as well as selling products and services that are not part of the company or its consolidated operating companies. These synergies of strategic marketing and outselling may allow additional services to be provided or goods to be sold, resulting in additional revenues for the Company. These synergies may also provide broader geographic sales and service reach for each of the acquired companies, increasing the customer base of the acquired companies.

Competition

The markets for Internet and electronic commerce professional services are relatively new, intensely competitive, quickly evolving and subject to rapid technological change. The Company expects competition to continue and intensify in the foreseeable future.

Lakshmi expects that its competitors will fall into five major categories:

(1) Internet professional services providers, such as Agency.com, AppNet, iXL, Proxicom, Razorfish, Scient, Think New Ideas, US Interactive, USWeb/CKS and Viant;

(1) large information technology consulting services providers, such as Andersen Consulting, Cambridge Technology Partners, CSC, EDS, IBM, and Sapient;

(1) interactive advertising agencies, such as Darwin Digital, Giant Step, Grey Interactive, Modem Media, Poppe Tyson and Thunderhouse;

(1) electronic commerce software and service providers, such as BroadVision, Harbinger, Open Market and Sterling Commerce; and Internet access and value-added service providers, such as Abovenet, Exodus and Frontier/ Global.

The Company believes it can distinguish itself from its competitors by offering its clients end-to-end Internet and electronic commerce solutions. Additionally, Lakshmi believes it can compete effectively on the basis of a comprehensive range of services, technical expertise, creative talent, brand or name recognition and the speed, reliability and price of the services to be provided. However, some of the Company's anticipated competitors have already begun to offer a variety of Internet and electronic commerce professional services or have begun their own consolidations and acquisitions, rather than specialize in one particular area, and several others have announced their intention to do so. These companies may continue to expand their operations so that they offer a full range of business-to-business and business-to-consumer Internet and electronic commerce professional services and products.

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS

	The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception
(May 9, 1997) through June 30, 1999, during the Company's development stage, the Company has a positive cash balance of $12.00 and has generated a net loss of ($19,988).

FINANCIAL CONDITION AND LIQUIDITY

	The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 750,000 shares of Common Stock for net proceeds of $20,010.00

ITEM 3.	DESCRIPTION OF PROPERTIES

	The Company's executive and administrative offices are located at 4275 Executive Square Suite 1100, La Jolla, California, 92037. Except for one month's payment, the Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.
Such shareholder has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

	The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of the date hereof by (i) each person known by the Company to be the beneficial owner of more than five percent of its
Common Stock; (ii) each director; (iii) each executive officer listed in the
Summary Compensation Table in Item 6 of this Form 10; and (iv) all directors and executive officers as a group.  Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.




Name and Address of Beneficial
Owner



Amount of Beneficial
Ownership



Percentage of
Outstanding Shares



Anglo Irish Nominee (Trusts)
Limited A/c 391 (1)
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE


227,420
30.32%
Appletree Investment Co., Ltd.(2)
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE

227,419
30.32%
Whitestone Trust (3)
Century Trust Company, Ltd.
Zetlands, Nevis, West Indies

48,968
6.53%
PageOne Business Productions(4)
860 Via de la Paz, Suite E-1
Pacific Palisades, CA 90272

44,438
5.93%
Timothy Hipsher(5)
        0
0.0%
James F. Walters (6)
9,610
1.28%
Laurie Todt(7)
1,734
0.23%
All executive officers and directors
as a group (3 persons)
11,344
1.51%





(1)	Anglo Irish Nominee (Trusts) is a bank affiliated with Anglo Irish Trust, a trust company located in the Isle of Man.

(2) Appletree Investment Company, Ltd., is a European investment group domiciled on the Isle of Man, 69 Athol Street, Douglas, Isle of Man, 1M1 1JE. Appletree Investment Company, Ltd. is owned by an Isle of Man trust.

(3)	Whitestone is a privately owned foreign trust located in the West Indies.

(4)	PageOne Business Productions, LLC is a Limited Liability Company located in
Los Angeles, CA.

(5)	Timothy Hipsher is the President of the Company.

(6)	James F. Walters is the Vice President, Treasurer and Chief Financial
Officer of the Company and a managing member of PageOne Business Productions, LLC, and has shared voting power and dispositive power over such shares.

(7)	Laurie Todt is the Secretary and Vice President of the Company.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

	The names of the directors and executive officers of the Company, as well as their respective ages and positions with the Company, are as follows:

	Name
Age
	Position

Timothy Hipsher
44
President

Laurie Todt
34
Vice President and Secretary

James F. Walters
45
Treasurer and Chief Financial Officer





	Timothy Hipsher has been the President of the Company since April 1999. From April 1995, Mr. Hipsher has served as a Partner of Rubicon Capital Corp, a merchant bank focused on small to mid-cap technology companies. From April 1996 to January 1997, Mr. Hipsher served as a consultant with Webcentric Communications, Inc., an Internet telecommunications company providing creative audio and video conferencing solutions; from January 1994 to July 1995, he served as a Director of Cranefield International, Inc., a Canadian-based forestry products company employing innovative and sustainable development in South and Central America; from March 1993 to May 1996, he served as a Director of Lodestar Explorations Inc., a mining exploration company developing properties in North and South America; from January 1992 to January 1994, he served as Vice President of AFF Automated Fast Foods
Ltd., a robotics technology company specializing in the delivery and preparation of food for the vending industry; from July 1991 to January 1993, he served as a Director of Infinicom International Corp., a company specializing in the production of infomercial sales campaigns; from January 1990 to May 1991, he served as a Director of Protech Enviro Solutions, Corp., a manufacturer of collection and recycling equipment for toxic chemicals used in the dry cleaning business; from October 1988 to January
1990, he served as a Vice President and Director of Foxx Petroleum Products, Inc., a company packaging and distributing petroleum products to gasoline retailers; and from January 1988 to January 1989, he served as a Director of Soil Technologies, Inc., a manufacturer of Bio-Tech organism used to promote growth in agricultural applications.

	Mr. Hipsher received his B.S. degree in Economics from the University of Illinois in 1971, and formerly was a securities licensee.

	Laurie Todt has served as the Vice President and Secretary of the Company since its inception. Prior to that, she served as a business consultant to various U.S. corporations.

	James F. Walters has served as the Treasurer and Chief Financial Officer of the Company since its inception.  Mr. Walters joined Kellogg & Andelson as an accountant in 1976, was elected a partner in 1980, was promoted to Managing
Partner in 1984, and elected Chairman of the Board of Kellogg & Andelson
Accountancy Corporation in 1995.  As Chairman, Mr. Walters is currently responsible for the overall management of the 80-person firm.  Mr. Walters has assisted the firm's clients in connection with the preparation of their initial public offerings, private finance, merger, acquisition and restructuring strategies.  He continues to be an active consultant in the many phases of client business operations, such as operational control systems, general management and capital funding, servicing middle market companies in many different industries, including aerospace, mail order, entertainment, high tech, retail, import/export, graphic design, business management, plastics and publishing.

	Mr. Walters previously served as a member of the Board of Directors of Kistler Aerospace, a manufacturer of reusable rockets that deliver satellites into orbit, and was instrumental in the initial financing of that company.
Mr. Walters also serves as a member of the Board of Directors of California Fitnuts, Inc., a start-up company which produces, through a patented process, nuts that have 50% less fat. In addition, Mr. Walters has founded, owned and managed companies in the commercial photography, corporate events, auto repair and concrete molding industries.

	Mr. Walters received an M.B.A. degree from Pepperdine University (Malibu, California) in 1981, and a B.S. degree in Accounting from California State University, Northridge (CSUN) in 1976.

	Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No other compensation is, or will be, paid to directors for services rendered as directors. From the Company's inception to the date of this filing, there have been no meetings of the Company's Board of Directors. Other actions of the Company's Board of
Directors were taken pursuant to unanimous written consents. There are no family relationships between any directors or officers of the Company.

ITEM 6.	EXECUTIVE COMPENSATION

	Consistent with our present policy, no director or executive officer of Lakshmi receives compensation for services rendered to the company. Payment will occur at such time as proceeds are available through financing and sufficient cash flow. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of GlobaLock's business objectives.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUE

	The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan.
(ESOP).  The Company intends to incorporate one after a public offering.

	Long Term Compensation

 Annual Compensation                       		Awards                			Payouts
 (a)		 (b)	  (c)		  (d)	    (e)	   	      (f)		(g)	    	(h)	     	(i)
						          	Other
Name and						 Annual	Restricted			  		All Other
Principal						 Compen-	Stock	       	Options     	LTIP      	 	Compen-
Position	Year	Salary($)	Bonus($)		sation($)	Awards($)	SAR		Payouts($)	sation($)

None.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS

	The Company's directors serve without compensation.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

	None.

ITEM 8.  	DESCRIPTION OF SECURITIES

	Lakshmi's Restated Certificate of Incorporation provides for an authorized capital stock of 100,000,000 shares of Common Stock, $.001 par value (the
"Common Stock"), and 8,000,000 shares of Preferred Stock, $.001 par value
(the "Preferred Stock"). At June 30, 1999, the Company had 750,000 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.

COMMON STOCK

	Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders.  The Common Stock is not subject to redemption or to liability for further calls.  Holders of Common
Stock will be entitled to receive such dividends as may be declared by the
Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders.  The stockholders have no conversion, preemptive or other subscription rights.  Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

PREFERRED STOCK

	The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

TRANSFER AGENT

The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common Stock.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

	The Company's Common Stock is not presently traded on an established public trading market.
Following the filing on this Form 10, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

	The approximate number of record holders of the Company's Common Stock as of
June 30, 1999 was 301, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder).
The aggregate number of shares of Common Stock outstanding as of June 30,
1999 was 750,000.

	The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of
Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of
Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.

ITEM 2.	LEGAL PROCEEDINGS

	There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

	Weinberg & Company, P.A., Certified Public Accountants ("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

	In June 1997 and in April 1999, the Company issued unregistered securities to the initial shareholders of the Company resulting in the issuance and delivery of 1,500 shares and 500 shares of the Company's Common Stock to PageOne Business Productions, LLC, and Appletree Investment Company, Ltd., respectively. Such securities were issued for aggregate consideration totalling $20,010 pursuant to the exemptions from registration provided under the Delaware General Corporation Law and the exemption provided by
Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

	The following table sets forth the names of the recipients and amounts received in connection with said transactions:

								Number of Shares of
	Name of Stockholder					Common Stock Acquired

	PageOne Business						1,500
	Productions, LLC

	Appletree Investment						   500
	Company, Ltd.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

	The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

	Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other Lakshmis (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

	Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.


PART F/S
LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AS OF June 30, 1999



LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)

          CONTENTS




       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF JUNE 30, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE  PERIODS
                     FROM JANUARY 1, 1999 TO JUNE 30, 1999 AND
                     MAY 9, 1997 (INCEPTION) TO JUNE 30, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     EQUITY FOR THE PERIOD FROM MAY 9, 1997,
                    (INCEPTION) TO JUNE 30, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIODS
                     FROM JANUARY 1, 1999 TO JUNE 30, 1999 AND
                     MAY 9, 1997 (INCEPTION) TO JUNE 30, 1999

       PAGES 6 - 8 - NOTES TO FINANCIAL STATEMENTS AS OF
                     JUNE 30, 1999























INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
 Lakshmi Enterprises, Inc.
 (A Development Stage Company)

We have audited the accompanying balance sheet of Lakshmi Enterprises, Inc. (a development stage company) as of June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the periods from January 1, 1999 to June 30, 1999 and May 9, 1997 (inception) to June 30,
1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Lakshmi Enterprises, Inc. (a development stage company) as of June 30, 1999, and the results of its operations and its cash flows for the periods from January 1, 1999 to June 30, 1999 and May 9, 1997 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.




                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
October 5, 1999











LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF JUNE 30, 1999


ASSETS


Cash                                                      $       12
Note receivable - related party                                   10

TOTAL ASSETS                                              $       22



LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES                                               $     -

STOCKHOLDERS' EQUITY

   Preferred stock, $.001 par value 8,000,000 shares
    authorized, none issued and outstanding                     -
   Common Stock, $.001 par value, 100,000,000 shares
    authorized, 750,000 issued and outstanding                   750
   Additional paid-in capital                                 19,260
   Accumulated deficit during development stage              (19,988)

     Total Stockholders' Equity                                   22

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $       22












See accompanying notes to financial statements.
2



LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIODS FROM JANUARY 1, 1999 TO JUNE 30,
1999 AND MAY 9, 1997 (INCEPTION) TO JUNE 30, 1999




                                                    MAY 9, 1997
JANUARY 1, 1999     (INCEPTION) TO
                              TO JUNE 30, 1999     JUNE 30, 1999


Income                       $             -      $          -

Expenses
 Accounting fees                          2,500             2,500
 Bank charges                                38                38
 Consulting fees                          8,700             8,700
 Legal fees                               7,250             7,250
 Rent                                     1,500             1,500


NET LOSS                     $          (19,988)  $       (19,988)




















See accompanying notes to financial statements.
3




LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN
 STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM MAY 9, 1997
(INCEPTION) TO JUNE 30, 1999





                                               Deficit
                                             Accumulated
                                 Common     During Devel-
                                 Stock       opment Stage      Total


Common stock issuance           $ 20,010     $       -       $ 20,010

Net loss for the period
 ended June 30, 1999                -            (19,988)     (19,988)

BALANCE AT JUNE 30, 1999        $ 20,010     $   (19,988)    $     22






















See accompanying notes to financial statements.
4

LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIODS FROM JANUARY 1, 1999 TO JUNE 30,
1999 AND MAY 9, 1997 (INCEPTION) TO JUNE 30, 1999


                                                        MAY 9, 1997
          JANUARY 1, 1999    (INCEPTION) TO
          TO JUNE 30, 1999    JUNE 30, 1999

CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                            $   (19,988)       $   (19,988)

 Adjustments to  reconcile
  net loss to net cash used in
  operating activities:                     -                  -

 Net cash used in
  operating activities                   (19,988)           (19,988)

CASH FLOWS FROM INVESTING
 ACTIVITIES                                 -                  -

CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Proceeds from issuance
    of common stock                       20,000             20,000

 Net cash provided by
  financing activities                    20,000             20,000

INCREASE IN CASH AND
 CASH EQUIVALENTS                             12                 12

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                        -                  -

CASH AND CASH EQUIVALENTS -
 END OF PERIOD                      $         12         $       12


See accompanying notes to financial statements.
5

LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Organization and Business Operations

Lakshmi Enterprises, Inc. (a development stage company) ("the Company") was incorporated in Delaware on May 9, 1997 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic private business. At June 30, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

B.  Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.  Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.



6

LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

D.  Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax benefit arising from the Company's net operating loss at June 30, 1999 because any deferred tax benefit has been fully offset by a valuation allowance.

NOTE  2 - STOCKHOLDERS' EQUITY

The Company was originally authorized to issue 2,000 shares of common stock at no par value. The Company issued 500 and 1,500 shares to AppleTree Investment Company, Ltd. and PageOne Business
Productions, LLC, respectively.

Management subsequently filed a restated certificate of incorporation with the state of Delaware which increased the number of authorized common shares to 100,000,000, effected a 375 to 1 split of the 2,000 previously issued common shares and created 8,000,000 authorized shares of preferred stock. In addition, the par value of the common stock was changed to $.001

7










LAKSHMI ENTERPRISES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 1999

NOTE  2 - STOCKHOLDERS' EQUITY - (CONT'D)

per share and the par value of the new preferred stock was set at $.001 per share.

The financial statements at June 30, 1999 give effect to capital stock amounts and par values enumerated in the restated certificate of incorporation.

NOTE  3 - NOTE RECEIVABLE - RELATED PARTY

The note receivable - related party is a non-interest bearing note due from PageOne Business Productions, LLC for the issuance of common stock. The note was due on June 10, 1999 and payment was received and deposited on July 9, 1999.

























8




PART III

ITEM 1.	INDEX TO EXHIBITS


Description										Page

3.1	Certificate of Incorporation.......a
3.2	Restated Certification of Incorporation.......b
3.3	Bylaws...........h
23.1 Consent of Weinberg & Company, P.A., Independent Certified
	Public Accountants...........r
24.1	Power of Attorney..........s


SIGNATURES


	Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

						LAKSHMI ENTERPRISES, INC.,


						By:
							Timothy Hipsher, President

	In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signature	Title			Date


                                               	President and Director			, 1999
Timothy Hipsher

                                               	Vice President, Secretary, 1999
Laurie Todt	and Director

                                               	Treasurer, Chief 		, 1999
James F. Walters	Financial Officer and Director
				(Principal Accounting Officer)

_______________________
Laurie Todt
Power of Attorney


EXHIBIT 3.1

State of Delaware
Certificate of Incorporation


FIRST:	The name of this Delaware corporation is:
				Lakshmi Enterprises, Inc.

SECOND:  The name and address of the Corporation's Registered Agent is:

				Corporate Creations Lakshmis, Inc.
				686 North Dupont Boulevard #302
				Milford DE   19963
				Kent County

THIRD:	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Delaware law.

FOURTH: The Corporation shall have the authority to issue 2,000 shares of common stock, par value zero per share.

FIFTH:	The directors shall be protected from personal liability to the fullest extent permitted by law.

SIXTH:	The name and address of the incorporator is:

				Corporate Creations International Inc.
				941 Fourth Street #200
				Miami Beach, FL   33139

The undersigned incorporator executed this Certificate of Incorporation on the date shown below.


/s/ Greg K. Kuroda
CORPORATE CREATIONS INTERNATIONAL INC.
Greg K. Kuroda, Vice President

Date: May  9, 1997






EXHIBIT 3.2

	RESTATED CERTIFICATE OF INCORPORATION

	OF

	LAKSHMI ENTERPRISES, INC.

	UNDER SECTIONS 242 & 245

	OF THE

	GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

		We, Timothy Hipsher, President, and Laurie Todt, Secretary, of LAKSHMI
ENTERPRISES, INC., do hereby certify under the seal of said corporation as follows:

		1.	That the name of the corporation is LAKSHMI ENTERPRISES, INC.

		2.	That the Certificate of Incorporation of the corporation was filed by the
Secretary of State of the State of Delaware in Dover, Delaware, on the 9th day
of May, 1997.

		3.	That the amendment to the Certificate of Incorporation effected by this
Certificate, among others, is as follows:

		To amend Article FOURTH thereof by increasing the number of authorized shares of capital stock of the corporation, effecting a 375:1 stock split, and creating preferred stock.

		4.	That the amendment and the restatement of the Certificate of
Incorporation have been duly adopted in accordance with the requirements of
Sections 242 and 245 of the General Corporation Law of the State of Delaware.

		5.	That the text of the Certificate of Incorporation of said LAKSHMI
ENTERPRISES, INC., is hereby amended and restated by this Certificate, to read in full, as follows:

CERTIFICATE OF INCORPORATION

OF

LAKSHMI ENTERPRISES, INC.


		FIRST:	The name of the corporation is LAKSHMI ENTERPRISES, INC.
(hereinafter referred to as the "Corporation").

		SECOND:	The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New
Castle.  The name of the registered agent of the Corporation at that address is Corporation Service Company.

		THIRD:	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General
Corporation Law of the State of Delaware (the "Delaware General Corporation
Law").

		FOURTH:	(a)	General.  The number of shares of capital stock that the
Corporation is authorized to have at any one time is one hundred eight million (108,000,000) shares, consisting of: (i) one hundred million
(100,000,000) shares of Common Stock, par value
$0.001 per share (the "Common Stock") and (ii) eight million (8,000,000)
shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock").

		(b) 	Upon the amendment of this article to read as herein set forth, each issued share of Common Stock of the Corporation shall be split up and converted into three hundred seventy-five (375) shares of Common Stock.  The stock split and conversion shall automatically occur on the effective date of this provision.  The relative rights and preferences of the issued shares of Common Stock shall remain unchanged; only the number of issued shares of Common Stock shall increase.  Outstanding certificates representing shares of Common Stock shall, upon the effective date of this provision, be deemed to represent 375 times the number of shares of
Common Stock stated thereon.  Holders of certificates of shares of Common
Stock may tender such certificates in exchange for new certificates stating the correct number of shares the previously issued certificates are deemed to represent upon the effective date of this provision, but failure to tender will not affect the stock split and conversion provided herein.  The resulting shares shall be deemed fully paid and non-assessable and the holders of such shares shall be entitled to exercise voting rights, receive dividends and participate in the Corporation to the extent allowed and subject to the limitations provided under applicable law and the Corporation's certificate of incorporation.

		(c)	Preferred Stock.  Authority is hereby expressly vested in the Board of
Directors of the Corporation, subject to the provisions of this ARTICLE
FOURTH and to the limitations prescribed by law, to authorize the issuance from time to time of one or more series of Preferred Stock.  The authority of the Board of Directors with respect to each series shall
include, but not be limited to, the determination or fixing of the following by resolution or resolutions adopted by the affirmative vote of a majority of the total number of the Directors then in office:

			(i)	The designation of such series;

			(ii)	The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the
Corporation's capital stock and whether such dividends shall be cumulative or non-cumulative;

			(iii)	Whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by the Corporation or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions;

			(iv)	The terms and amount of any sinking fund provided for the
purchase or redemption of the shares of such series;

			(v)	Whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock and, if provision be made for conversion or exchange, the times or
events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

			(vi)	The restrictions, if any, on the issue or reissue of any additional
Preferred Stock;

			(vii)	The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the
Corporation; and

			(viii)	The provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more Directors.

		(d)	Common Stock.  Except as otherwise provided by the Delaware General
Corporation Law or this Certificate of Incorporation (the "Certificate"), the holders of Common Stock (i) subject to the rights of holders of any series of
Preferred Stock, shall share ratably in all dividends payable in cash, stock or otherwise and other distributions, whether in respect of liquidation or dissolution (voluntary or involuntary) or otherwise and (ii) are subject to all the powers, rights, privileges, preferences and priorities of any series of Preferred Stock as provided herein or in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of Section (c) of this ARTICLE FOURTH.

			(i)	The Common Stock shall not be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock.

			(ii)	No holder of Common Stock shall have any preemptive,
subscription, redemption, conversion or sinking fund rights with respect to the Common Stock, or to any obligations convertible (directly or indirectly)
into stock of the Corporation whether now or hereafter authorized.

			(iii)	Except as otherwise provided by the Delaware General
Corporation Law or this Certificate, and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation.

		FIFTH:	The Corporation is to have perpetual existence.

		SIXTH:	In furtherance and not in limitation of the powers conferred by the
Delaware General Corporation Law, the Board of Directors of the Corporation
is expressly authorized to make, alter, amend, change, add to or repeal the
By-laws of the Corporation by the affirmative vote of a majority of the total number of Directors then in office.  Any alteration or repeal of the By-laws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on such alteration or repeal, subject to ARTICLE NINTH hereof and applicable provisions of the Corporation's By-laws.

		SEVENTH:	(a)	Stockholder Action.  Election of Directors need not be by
written ballot unless the By-laws of the Corporation so provide.  Subject to any rights of holders of any series of Preferred Stock, from and after the date on which the Common Stock of the Corporation is registered pursuant to the Exchange Act, (i) any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected in lieu thereof by any consent in writing by such stockholders, (ii) special meetings of stockholders of the Corporation may be called only by either the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of Directors then in office or by the chief executive officer of the Corporation, and (iii)
advance notice of stockholder nominations of persons for election to the
Board of Directors of the Corporation and of business to be brought before any annual meeting of the stockholders by the stockholders of the Corporation shall be given in the manner provided in the By-laws of the Corporation.

		(b)	Number of Directors and Term of Office.  Subject to any rights of holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of
Directors of the Corporation shall be fixed from time to time in the manner set forth in the By-laws of the Corporation.

		(c)	Removal and Resignation.  No Director may be removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the
Corporation entitled to vote generally in the election of Directors voting together as a single class; provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of this
Certificate (it being understood that any references to this Certificate shall include any duly authorized certificate of designation) to elect one or more Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote.  Any Director may resign at any time upon written notice to the Corporation.

		(d)	Vacancies and Newly Created Directorships.  Subject to any rights of holders of any series of Preferred Stock to fill such newly created
Directorships or vacancies, any newly created Directorships resulting from any increase in the authorized number of Directors and any vacancies in the
Board of Directors resulting from death, resignation, disqualification or removal from office for cause shall, unless otherwise provided by law or by resolution approved by the affirmative vote of a majority of the total number of
Directors then in office, be filled only by resolution approved by the affirmative vote of a majority of the total number of Directors then in office.  Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen, and until his successor shall have been duly elected and qualified, unless he shall resign, die, become disqualified or be removed for cause.

		EIGHTH:	(a)	Dividends.  The Board of Directors shall have authority
from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other purpose or purposes, and to abolish or add to any such reserve or reserves from time to time as said Board may deem to be in the interest of the Corporation; and said Board shall likewise have power to determine in its discretion, except as herein otherwise provided, what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation.

		(b)	Issuance of Stock.  The shares of all classes of stock of the Corporation may be issued by the Corporation from time to time for such consideration as from time to time may be fixed by the Board of Directors of the Corporation, provided that shares of stock having a par value shall not be issued for a consideration less than such par value, as determined by the
Board.  At any time, or from time to time, the Corporation may grant rights or options to purchase from the Corporation any shares of its stock of any class or classes to run for such period of time, for such consideration, upon such terms and conditions, and in such form as the Board of Directors may determine.  The Board of Directors shall have authority, as provided by law, to determine that only a part of the consideration which shall be received by the Corporation for the shares of its stock which it shall issue from time to time, shall be capital; provided, however, that, if all the shares issued shall be shares having a par value, the amount of the part of such consideration so determined to be capital shall be equal to the aggregate par value of such shares.  The excess, if any, at any time, of the total net assets of the Corporation over the amount
so determined to be capital, as aforesaid, shall be surplus.  All classes of stock of the Corporation shall be and remain at all times nonassessable.

		The Board of Directors is hereby expressly authorized, in its discretion, in connection with the issuance of any obligations or stock of the Corporation
(but without intending hereby to limit its general power so to do in other cases), to grant rights or options to purchase stock of the Corporation of any class upon such terms and during such period as the Board of Directors shall determine, and to cause such rights to be evidenced by such warrants or other instruments as it may deem advisable.

		(c)	Inspection of Books and Records.  The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

		(d)	Location of Meetings, Books and Records.  Except as otherwise provided in the By-laws, the stockholders of the Corporation and the Board of
Directors may hold their meetings and have an office or offices outside of the State of Delaware and, subject to the provisions of the laws of said
State, may keep the books of the Corporation outside of said State at such places as may, from time to time, be designated by the Board of
Directors.

		NINTH:	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereinafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.
Notwithstanding anything contained in this Certificate to the contrary,
Sections (a), (c) and (d) of ARTICLE FOURTH, ARTICLE TENTH, ARTICLE
SEVENTH, and this ARTICLE NINTH of this Certificate shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the
Corporation entitled to vote on such alteration, amendment or repeal, voting together as a single class.

		TENTH:	(a)	Limitation of Liability.

			(i)	To the fullest extent permitted by the Delaware General
Corporation Law as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), and except as otherwise provided in the Corporation's
By-laws, no Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

 			(ii)	Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

		(b)	Right to Indemnification.  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an
"indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director or officer or in any other capacity while serving as a Director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General
Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section (c) of this ARTICLE TENTH with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of
Directors of the Corporation.  The right to indemnification conferred in this
Section (b) of this ARTICLE TENTH shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that, if and to the extent that the
Delaware General Corporation Law requires, an advance of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking
(an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this
Section (b) or otherwise.  The Corporation may, by action of its Board of
Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of
Directors and officers.

		(c)	Procedure for Indemnification.  Any indemnification of a Director or officer of the Corporation or advance of expenses under Section (b) of this
ARTICLE TENTH shall be made promptly, and in any event within forty-five (45)
days (or, in the case of an advance of expenses, twenty (20) days), upon the written request of the Director or officer.  If a determination by the
Corporation that the Director or officer is entitled to indemnification pursuant to this ARTICLE TENTH is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnity, the
Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of expenses, twenty (20)
days), the right to indemnification or advances as granted by this ARTICLE
TENTH shall be enforceable by the Director or officer in any court of competent jurisdiction.  Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation.  It shall be a defense to any such action
(other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section (b) of this ARTICLE TENTH, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General
Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section (b) of this ARTICLE TENTH shall be the same procedure set forth in this Section (c) for Directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

		(d)	Insurance.  The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a Director, officer, employee or agent of the Corporation or was serving at the request of the
Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the
Delaware General Corporation Law.

		(e)	Service for Subsidiaries.  Any person serving as a Director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a "subsidiary" for this ARTICLE
TENTH) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

		(f)	Reliance.  Persons who after the date of the adoption of this provision become or remain Directors or officers of the Corporation or who, while a
Director or officer of the Corporation, become or remain a Director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE TENTH in entering into or continuing such service.
The rights to indemnification and to the advance of expenses conferred in this
ARTICLE TENTH shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

		(g)	Non-Exclusivity of Rights.  The rights to indemnification and to the advance of expenses conferred in this ARTICLE TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this
Certificate or under any statute, by-law, agreement, vote of stockholders or disinterested Directors or otherwise.

		(h)	Merger or Consolidation.  For purposes of this ARTICLE TENTH, references to the "Corporation" shall include, in addition to the resulting
Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its
Directors, officers and employees or agents, so that any person who is or was a
Director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a Director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE TENTH with respect to the resulting or surviving
Corporation as he or she would have with respect to such constituent
Corporation if its separate existence had continued.







		ELEVENTH:	The Corporation expressly elects not to be governed by Section
203 of the Delaware General Corporation Law with respect to business combinations with interested stockholders.

		IN WITNESS WHEREOF, the undersigned hereby executed this instrument and affirms, under penalty of perjury, that this instrument is the act and deed of the undersigned and that the facts stated herein are true, and accordingly have hereunto set our hands as of
                                                       .



							Timothy Hipsher, President



							Laurie Todt, Secretary



EXHIBIT 3.3

BY-LAWS

OF

LAKSHMI ENTERPRISES, INC.,
A Delaware Corporation

(Adopted as of May 9, 1997)

ARTICLE I
OFFICES

  Section 1.	Registered Office. The registered office of LAKSHMI ENTERPRISES,
INC. (the "Corporation") in the State of Delaware shall be located at 1013 Centre Road, in the City of Wilmington, Delaware, County of New Castle,
19805. The name of the Corporation's registered agent at such address shall be Corporation Service Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

	Section 2.	Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of
Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

	Section 1.	Annual Meeting. An annual meeting of the stockholders shall be held each year within 150 days after the close of the immediately preceding fiscal year of the Corporation or at such other time specified by the Board of
Directors for the purpose of electing Directors and conducting such other proper business as may come before the annual meeting. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of
ARTICLE II hereof.

	Section 2.	Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation, as amended from time to time (the "Certificate of Incorporation").

	Section 3.	Place of Meetings. The Board of Directors may designate any
place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation. If for any reason any annual meeting shall not be held during any year, the business thereof may be transacted at any special meeting of the stockholders.


	Section 4.	Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

	Section 5.	Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

	Section 6.	Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or
by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

	Section 7.	Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.


	Section 8.	Vote Required. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless (i) by express provisions of an applicable law or of the
Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or
(ii) the subject matter is the election of Directors, in which case Section 2 of ARTICLE III hereof shall govern and control the approval of such subject matter.

	Section 9.	Voting Rights. Except as otherwise provided by the General
Corporation Law of the State of Delaware, the Certificate of Incorporation of the Corporation or any amendments thereto or these By-laws, every stockholder shall at every meeting of the stockholders be entitled to (i) one vote in person or by proxy for each share of common stock held by such stockholder.

	Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

	Section 11.	Business Brought Before an Annual Meeting. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of
Directors, (ii) brought before the meeting by or at the direction of the
Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting;provided, however, that in the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section,
"public announcement" shall mean disclosure in a press release reported by
Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE III
DIRECTORS

	Section 1.	General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Certificate of Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of Delaware, the Certificate of Incorporation and these By-laws.

	Section 2.	Number, Election and Term of Office. Subject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the
Board of Directors shall be fixed at one (1), and hereafter such number shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of
Directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more Directors pursuant to the provisions of the Certificate of Incorporation of the
Corporation (including, but not limited to, for purposes of these By-laws, pursuant to any duly authorized certificate of designation), such Directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such Directors. The Directors shall be elected and shall hold office only in the manner provided in the Certificate of Incorporation.

	Section 3.	Removal and Resignation. No Director may be removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of Directors voting together as a single class; provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of the Certificate of
Incorporation (it being understood that any references to the Certificate of
Incorporation shall include any duly authorized certificate of designation)
to elect one or more Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote. Any Director may resign at any time upon written notice to the Corporation.

	Section 4.	Vacancies. Vacancies and newly created directorships resulting from any increase in the total number of Directors may be filled only in the manner provided in the Certificate of Incorporation.

	Section 5.	Nominations.

		(a)	Only persons who are nominated in accordance with the procedures set forth in these By-laws shall be eligible to serve as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of
Directors, or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this
By-law, who is entitled to vote generally in the election of Directors at the meeting and who shall have complied with the notice procedures set forth below in Section 5(b).

		(b)	In order for a stockholder to nominate a person for election to the
Board of Directors of the Corporation at a meeting of stockholders, such stockholder shall have delivered timely notice of such stockholder's intent to make such nomination in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than
30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the
Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii)
as to the stockholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such stockholder and (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (iii)
as to the beneficial owner, if any, on whose behalf the nomination is made, (A)
the name and address of such person and (B) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

		(c)	No person shall be eligible to serve as a Director of the Corporation unless nominated in accordance with the procedures set forth in this section.
The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this section, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. A stockholder seeking to nominate a person to serve as a
Director must also comply with all applicable requirements of the Exchange
Act, and the rules and regulations thereunder with respect to the matters set forth in this Section.

	Section 6.	Annual Meetings. The annual meeting of the Board of Directors shall be held without other notice than this By-law immediately after, and at the same place as, the annual meeting of stockholders.

	Section 7.	Other Meetings and Notice. Regular meetings, other than the
annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors. Special meetings of the Board of Directors may be called by the chairman of the board, the president (if the president is a
Director) or, upon the written request of at least a majority of the
Directors then in office, the secretary of the Corporation on at least 24 hours notice to each Director, either personally, by telephone, by mail or by telecopy.

	Section 8.	Chairman of the Board, Quorum, Required Vote and Adjournment. The
Board of Directors shall elect, by the affirmative vote of a majority of the total number of Directors then in office, a chairman of the board, who shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the chairman of the board is not present at a meeting of the stockholders or the Board of
Directors, the president (if the president is a Director and is not also the chairman of the board) shall preside at such meeting, and, if the president is not present at such meeting, a majority of the Directors present at such meeting shall elect one of their members to so preside. A majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the Certificate of Incorporation or these By-laws a different vote is required, the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

	Section 9.	Committees. The Board of Directors may, by resolution passed by a majority of the total number of Directors then in office, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which to the extent provided in such resolution or these
By-laws shall have, and may exercise, the powers of the Board of Directors in the management and affairs of the Corporation, except as otherwise limited by law. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

	Section 10.	Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of
Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. Unless otherwise provided in such a resolution, in the event that a member and that member's alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

	Section 11.	Communications Equipment. Members of the Board of Directors or
any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

	Section 12.	Waiver of Notice and Presumption of Assent. Any member of the
Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

	Section 13.	Action by Written Consent. Unless otherwise restricted by the
Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of such board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

ARTICLE IV
OFFICERS

	Section 1.	Number. The officers of the Corporation shall be elected by the
Board of Directors and shall consist of a chairman of the board, a chief executive officer, a president, one or more vice-presidents, a secretary, a chief financial officer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors.
Any number of offices may be held by the same person, except that neither the chief executive officer nor the president shall also hold the office of secretary. In its discretion,the Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary shall be filled as expeditiously as possible.

	Section 2.	Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as convenient.  Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

	Section 3.	Removal. Any officer or agent elected by the Board of Directors may be removed by the Board of Directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

	Section 4.	Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the
Board of Directors.

	Section 5.	Compensation. Compensation of all executive officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Director of the Corporation; provided, however, that compensation of all executive officers may be determined by a committee established for that purpose if so authorized by the unanimous vote of the Board of Directors.

	Section 6.	Chairman of the Board. The chairman of the board shall preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may be prescribed to him or her by the Board of Directors or provided in these By-laws.

	Section 7.	Vice-Chairman of the Board. Whenever the chairman of the board is unable to serve, by reason of sickness, absence, or otherwise, the vice-chairman shall have the powers and perform the duties of the chairman of the board. The vice-chairman shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the board of directors or these By-laws.

	Section 8.	Chief Executive Officer. The chief executive officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the chairman of the board, the chief executive officer shall be in the general and active charge of the entire business and affairs of the Corporation, and shall be its chief policymaking officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these By-laws. The chief executive officer is authorized to execute bonds,mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the president is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the president.

	Section 9.	The President. The president of the Corporation shall, subject to the powers of the Board of Directors, the chairman of the board and the chief executive officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The president shall see that all orders and resolutions of the Board of Directors are carried into effect. The president is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the
Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The president shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the chief executive officer, the Board of Directors or as may be provided in these By-laws.

	Section 10.	Vice-Presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the Board of
Directors or the chairman of the board, shall, in the absence or disability of the president, act with all of the powers and be subject to all the restrictions of the president. The vice-presidents shall also perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president or these
By-laws may, from time to time, prescribe. The vice-presidents may also be designated as executive vice-presidents or senior vice-presidents, as the
Board of Directors may from time to time prescribe.

	Section 11.	The Secretary and Assistant Secretaries. The secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity.
Under the chairman of the board's supervision, the secretary shall give, or cause to be given, all notices required to be given by these By-laws or by law; shall have such powers and perform such duties as the Board of
Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe; and shall have custody of the corporate seal of the Corporation. The secretary, or an assistant secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of
Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president, or secretary may, from time to time, prescribe.

	Section 12.	The Chief Financial Officer. The chief financial officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the chairman of the board or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe. If required by the Board of Directors, the chief financial officer shall give the Corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of chief financial officer and for the restoration to the Corporation, in case of death, resignation, retirement or removal from office of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the chief financial officer belonging to the Corporation.

	Section 13.	Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

	Section 14.	Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Board of Directors may by resolution delegate the powers and uties of such officer to any other officer or to any Director, or to any other person selected by it.

ARTICLE V
CERTIFICATES OF STOCK

	Section 1.	Form. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (ii) by a registrar, other than the
Corporation or its employee, the signature of any such chairman of the board, chief executive officer, president, secretary or assistant secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation.
Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the
Corporation.

	Section 2.	Lost Certificates. The Board of Directors may direct a new
certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

	Section 3.	Fixing a Record Date for Stockholder Meetings. In order that the
Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of
Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of
Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting;
provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

	Section 4.	Fixing a Record Date for Other Purposes. In order that the
Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

	Section 5.	Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

	Section 6.	Subscriptions for Stock. Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VI
GENERAL PROVISIONS

	Section 1.	Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be
declared by the Board of Directors at any regular or special meeting, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of
Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the
Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose, and the Directors may modify or abolish any such reserve in the manner in which it was created.

	Section 2.	Checks, Drafts or Orders. All checks, drafts or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of
Directors or a duly authorized committee thereof.

	Section 3.	Contracts. In addition to the powers otherwise granted to
officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

	Section 4.	Loans. The Corporation may lend money to, or guarantee any
obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

	Section 5.	Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

	Section 6.	Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

	Section 7.	Voting Securities Owned By Corporation. Voting securities in any other Corporation held by the Corporation shall be voted by the chief executive officer, the president or a vice-president, unless the Board of
Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.


	Section 8.	Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

	Section 9.	Section Headings. Section headings in these By-laws are for
convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

	Section 10.	Inconsistent Provisions. In the event that any provision of
these By-laws is or becomes inconsistent with any provision of the
Certificate of Incorporation, the General Corporation Law of the State of
Delaware or any other applicable law, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VII
AMENDMENTS

	In furtherance and not in limitation of the powers conferred by statute, the
Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these By-laws by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of these By-laws by the stockholders of the Corporation shall require the affirmative vote of a majority of the outstanding shares of the
Corporation entitled to vote on such alteration or repeal; provided, however, that Section 11 of ARTICLE II and Sections 2, 3, 4 and 5 of ARTICLE
III and this ARTICLE VII of these By-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal.

EXHIBIT 23.1
CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT








We hereby consent to the use in the Form 10-SB Registration Statement of Lakshmi Enterprises, Inc., our report as of June 30, 1999 and for the period from May 9, 1997 (inception) to June 30, 1999 dated October 5, 1999 relating to the financial statements of Lakshmi Enterprises, Inc. which appear in such Form 10-SB.








					WEINBERG & COMPANY, P.A.
					Certified Public Accountants






Boca Raton, Florida
October 26, 1999









EXHIBIT 24.1

POWER OF ATTORNEY

	The undersigned director or officer of LAKSHMI ENTERPRISES, INC., a Delaware corporation (the "Company"), does hereby constitute and appoint Timothy
Hipsher and Laurie Todt, and each of them, with full power of substitution and resubstitution, as his or her true and lawful attorney(s) to do any and all things, and to execute any and all instruments, which said attorney(s)
and agent(s) may deem necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under the Securities
Exchange Act of 1934, as amended, of shares of capital stock of the Company, including specifically, but without limiting the generality of the foregoing, the power and authority to sign the name of the undersigned in the capacities indicated below to the Registration Statement on Form 10, and any and all
amendments thereto on Form 8, to be filed for such registration.

Signature		Title		Date


                                               	President and Director			, 1999
Timothy Hipsher

                                               	Vice President Secretary		, 1999
Laurie Todt	and Director

                                               	Treasurer, Chief		, 1999
James F. Walters	Financial Officer and Director
				(Principal Accounting Officer)





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